

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 24, 2013

<u>Via E-mail</u>
Mr. Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
5455 Sunset Blvd.
Lexington, South Carolina 29072

Re: **First Community Corporation**
            Amendment No. 2 to Registration Statement on Form S-4
            Filed December 9, 2013
            File No. 333-191652

Dear Mr. Crapps:

    We have reviewed your amended registration statement and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1. We acknowledge your response to comment one of our letter to you dated December 3, 2013. However, it appears that Savannah provided First Community with budget projections for the current and future fiscal years. The staff considers two years of projections material. Please revise your disclosure to include any material projections presented to First Community or its agent, including revenue, income, and income per share data.

2. We note that both Amendment No. 2 (page 66) and the fairness opinion of Ewing (page C-1) state that First Community provided Ewing with its Strategic Plan for the

three year period ending December 31, 2014.   Please disclose any material projections contained in the First Community Strategic Plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Staff Attorney